Exhibit 99.1

Ballard to power India's first hydrogen trains

VANCOUVER, BC and HYDERABAD, India  , Sept. 6, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced a fuel cell module order from Medha Servo Drives, a leading rail system integrator, who has been contracted by Indian Railways to develop India's first hydrogen powered trains.

The two retrofitted diesel-electric commuter trains will integrate 8 units of 100 kW FCmoveTM-HD+, Ballard's latest fuel cell technology, which offers improved efficiency and power density than previous module generations.

The contract to provide the hydrogen-powered trains was awarded to Medha as a first step in Indian Railways' path to achieve their net zero ambitions. The fuel cell modules are expected to be shipped in 2023, with trains scheduled to go into service in 2024, with potential for additional retrofits following the initial deployment.

Indian Railways estimate their investment in the hydrogen fuel cell project to have a payback of less than two years as the cost of hydrogen is now less than diesel. These conversions are not only expected to be more economic than their diesel counterpart, but also reduce annual carbon dioxide emissions by over 11 metric tons and eliminate nearly a metric ton particulate matter per year.

"We are thrilled to be partnering with Ballard in the development of India's first hydrogen powered trains. Rail transportation is a critical piece of infrastructure across India and we are proud to be taking the first steps to decarbonize this facet of our economy. With leading technology and strong project economics, we are optimistic about the future of zero emission rail transport," said Mr. Kasyap Reddy, Managing Director of Medha Servo Drives.

"Our progress in decarbonizing the rail market is just beginning, as we work with leading rolling stock manufacturers, integrators and operators globally. This announcement with Medha exemplifies the growing need and progress being made to decarbonize global mobility. We are excited to grow our fuel cell business in India, and to power the first hydrogen powered, zero emission passenger trains in the Indian market," said David Mucciacciaro, Ballard Chief Commercial Officer.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

About Medha Servo Drives Pvt.Ltd.

Medha is an R&D focused company dedicated to design, development, manufacture, supply and service of Railway products. It has been established in 1984 and has been supplying various products to Indian Railways since 1990. Medha has designed and manufactured various world-class high-tech electronics products for application on locomotives, trainsets, coaches, railway stations and yards. Medha's strength lies in designing, customizing and integrating systems that involve multiple functional domains such as control electronics, power electronics, fail safety and mechanical construction.

Further Information

Ballard Power Systems:
Kate Charlton – VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 08:30e 06-SEP-22